MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

The following is a discussion of the financial condition and results of operations of MIGENIX Inc. and its subsidiaries (“MIGENIX” or the “Company”). This discussion should be read in conjunction with the Company’s April 30, 2009 audited consolidated financial statements, including the related notes included therein; Management’s Discussion & Analysis of Financial Condition and Results of Operations for the year ended April 30, 2009; and the interim unaudited consolidated financial statements for the three and six months ended October 31, 2009, including the related notes therein.  All amounts herein unless indicated otherwise, are expressed in Canadian dollars. The discussion and analysis contained in this Management’s Discussion & Analysis is as of December 14, 2009. Additional information on the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements concerning our expectations for: investigating a range of potential approval strategies for OmigardTM; Cutanea Life Sciences’ seeking a co-development partner to advance omiganan into Phase III clinical development for the treatment of rosacea; seeking strategic options for the MX-2401 and celgosivir programs; terminating the celgosivir related license agreement and redeeming all of the outstanding Series D preferred shares; Spring Bank Pharmaceuticals advancing SB-9000 into clinical development in the second quarter of calendar 2010; receiving up to US$21 million and US$3.5 million in payments pursuant to our agreements with Cutanea Life Sciences and Spring Bank Pharmaceuticals, respectively; our estimate of the probable royalties payable to holders of the convertible royalty participation units; our estimate of no milestone payments pursuant to our preferred shares in the next 12 months; working within an annual burn rate of under $1.2 million; the Company’s current financial resources being sufficient to fund operations into approximately the second quarter of calendar 2010; and the Company obtaining additional funds through licensing and non-dilutive financing arrangements.

With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things: our ability to assess and advance opportunities in the OmigardTM program; Cutanea’s ability to fund, manage and advance omiganan for dermatological applications into Phase III; our ability to generate and manage licensing and other strategic opportunities in the MX-2401 and celgosivir programs; our ability to retain or engage the personnel required to advance the Company’s objectives; Spring Bank’s ability to fund, manage and advance SB-9000 into clinical development; our ability to complete the termination of the  celgosivir related license agreement; our ability to obtain additional funds through licensing and non-dilutive financing arrangements; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including:  the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments, except as required by applicable law.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs for the treatment of infectious diseases. We do not currently have any products approved for sale. Our drug development programs are summarized in the following table:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM and MX-226.	Prevention of catheter-related infections (topical)

Phase III; two Phase III studies completed. In March 2009 our former partner Cadence Pharmaceuticals Inc. (“Cadence”) announced top-line results from the second OmigardTM Phase III clinical trial. The results did not meet the primary endpoint of the study. Cadence made a strategic decision to discontinue further development of OmigardTM and in May 2009 provided notice to us to end our collaboration and license agreement. We are currently investigating a range of opportunities for the OmigardTM program including interactions with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001.	Treatment of rosacea and other dermatological diseases (topical)

Phase II; a Phase II rosacea study was completed in the United States (a precursor product, MX–594AN, completed two Phase II studies in the United States for the treatment of acne). The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences Inc. (“Cutanea”). Cutanea has completed an end of Phase II meeting with the US Food and Drug Administration. Cutanea is seeking a co-development partner to advance omiganan into Phase III development for the treatment of rosacea. Upon successful completion of various milestones in this program (starting with Phase III enrollment), we can receive up to US$21 million in development and commercialization milestone payments and a single–digit royalty on net sales.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of viral infections (oral)

Phase II; completed three Phase II studies for the treatment of chronic hepatitis C virus (HCV) infections. This program is currently inactive and development work has stopped. We are currently seeking strategic options for the program and have made the decision to terminate our license for certain intellectual property in the celgosivir program.

MX-2401 (lipopeptide).	Treatment of serious Gram-positive bacterial infections (intravenous)

Preclinical; The features of MX–2401 indicate a highly competitive intravenous agent for treating serious Gram–positive infections (including the highly publicized resistant bacteria, VRE and MRSA). The focus of our activities in this program is on strategic options for advancing the development of MX-2401.

SB-9000 (dinucleotide). Also known as MX-1313.	Treatment of hepatitis B virus (HBV) infections

Preclinical; out–licensed to Spring Bank Pharmaceuticals Inc. (“Spring Bank”). Spring Bank plans to advance SB-9000 into clinical development in the second quarter of calendar 2010. We have a 1,000,000 convertible preferred share and a 50,000 common share ownership position in Spring Bank. Upon successful completion of various milestones in this program, we can receive up to US$3.5 million in milestone payments during development of SB-9000 and royalties on net sales and sublicensing revenues.

DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections

We continue to investigate a range of opportunities for the OmigardTM program, including interactions with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM. Our objective in these interactions is to find a viable path forward for OmigardTM and resume activities to advance OmigardTM to commercialization. Responsibility for the United States Investigational New Drug application has been transferred back to us from our former partner and the process to transfer OmigardTM documentation to us is ongoing.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

MX-2401: Treatment of Serious Gram-Positive Bacterial Infections

During the first quarter of Fiscal 2010 we entered into contract and collaboration agreements with three researchers to further support the MX-2401 program and the work under these agreements continued during the second quarter. Additionally we continue to pursue strategic options for advancing the development of MX-2401. As part of our initiatives to advance MX-2401 we presented research results from the MX-2401 program at the 49th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) meeting held in San Francisco, September 12th to 15th, 2009 (www.icaac.org). The following are details of the MIGENIX MX-2401 presentations:

Oral Presentation: MX-2401: A 2nd Generation Lipopeptide Antibiotic

Session:

  Poster Summary Session 028: All New Antimicrobial Agents

Presenter: Dr. R.E.W. (Bob) Hancock

Poster Presentations

Poster session #155: Antibiotic Resistance in Staphylococcus aureus

Poster: C1-1360. S. J. Kim, M. Singh, J. Schaefer; Amphomycin-Based Lipopeptides Inhibit Transglycosylation Step of Peptidoglycan Biosynthesis in Staphylococcus aureus

Poster session #235: New Lipopeptides and Glycopeptides.

Poster: F1-2024. E. Rubinchik, C. J. Pasetka, and D. Dugourd. Antimicrobial Lipopeptide MX-2401: a Novel Non-hemolytic Analog of Amphomycin.

Poster: F1-2025. D. Dugourd, J. Fenn, C. Pasetka, H. Yang. MX-2401: A Novel Lipopeptide Synergistic In Vitro With Beta-Lactams Against Methicillin Resistant Staphylococcus aureus

Poster: F1-2026. D. Dugourd, H. Yang, E. Rubinchik.  MX-2401: a Novel Lipopeptide Active in the Presence of Lung Surfactant and in Streptococcus pneumoniae Bronchial-Alveolar Pneumonia Model

Copies of the presentation and posters are available at www.migenix.com or by contacting MIGENIX.

We are in the final stages of the termination of the agreement under the former Technology Partnerships Canada program which was funding 26% of eligible MX-2401 development costs (see “LIQUIDITY AND CAPITAL RESOURCES – Technology Partnerships Canada Agreement” below).

Celgosivir: Treatment of Viral Infections

There are currently no development activities in the celgosivir program. We are seeking strategic options for the program. The Company has prioritized the OmigardTM and MX-2401 initiatives ahead of the celgosivir program. We have made the decision to terminate our license for certain intellectual property in the celgosivir program and are in the process of completing the termination. As part of this termination we intend to redeem all of the outstanding Series D preferred shares for total consideration of US$1 (for additional information see “LIQUIDITY AND CAPITAL RESOURCES – Convertible/Redeemable Preferred Shares” and “RESULTS OF OPERATIONS – Research and Development”).

OTHER MATTERS

MIGENIX is utilizing the services of several consultants including former employees to carry out its objectives which include: (i) investigating opportunities for the OmigardTM program; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses. As part of the Company’s efforts to manage costs, the Company invoked the notice provisions in its employment agreements with the Company’s Chief Financial Officer and the Vice President, Business Development, and the employment of these senior executives ended on November 30, 2009. The Company has entered into consulting agreements with these former senior executives.  Mr. Paul Brennan was appointed as Chief Executive Officer of the Company in October and Mr. Bruce Schmidt, President of the Company, will assume the additional role of interim chief financial officer of the Company.

The Company does not plan to renew the leases for its Vancouver office and lab premises that end in December 2009 and we have entered into a month to month sub rent agreement for smaller office premises which we will be relocating to during the second half of December 2009. As part of the downsizing our operations we have sold the majority of our laboratory equipment and are in the process of selling our remaining lab equipment and furniture that is not needed for ongoing operations. Net proceeds of property and equipment sales for the period November 1, 2009 to December 14, 2009 are approximately $138,000 (this is in addition to the approximate $75,000 in proceeds during the six months ended October 31, 2009).

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws, and include controls and procedures that are designed to ensure that information required to be disclosed by us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of October 31, 2009, an evaluation was carried out by the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under National Instrument 52-109 (“NI 52-109”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at October 31, 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”). For ICFR we use the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the design and effectiveness of the Company’s ICFR as at April 30, 2009, pursuant to NI 52-109 and have concluded that, the Company’s ICFR, and the design of such controls, provides reasonable assurance that the Company’s financial reporting is reliable and the Company’s consolidated financial statements were prepared in accordance with GAAP.

Based on that evaluation, it was also determined that an aspect of our ICFR remains deficient. This control deficiency did not result in adjustments to any of our annual audited or interim unaudited consolidated financial statements. As a small organization, similar to other small organizations, the Company’s finance department is composed of a small number of key individuals, resulting in limitations on the segregation of duties. The Chief Executive Officer and Chief Financial Officer have concluded that considering the management and Audit Committee oversight, the risks associated with the segregation of duties are not significant and therefore do not justify the expense associated with adding more personnel at this time.

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the six months ended October 31, 2009 that have materially affected, or are reasonably likely to materially affect, ICFR.  No such significant changes were identified through their evaluation.

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with GAAP and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include: recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the convertible royalty participation units based on the Company’s estimate of the probable royalties payable and stock-based compensation.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results are disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended April 30, 2009.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

NEW ACCOUNTING PRONOUNCEMENTS

The Company will be evaluating the impact of the following new standards:

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board of the CICA announced that GAAP for publicly accountable enterprises will be converged with IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to report under IFRS for interim and annual financial statements beginning May 1, 2011 and we will need to provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at May 1, 2010. Under IFRS, there is significantly more disclosure required. Further, while IFRS uses a conceptual framework similar to current GAAP, there are significant differences in accounting principles that must be addressed. The Company is currently preparing for the switchover to IFRS and assessing the impact of IFRS on its operations and consolidated financial statements.

Business Combinations (Section 1582), Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

Effective May 1, 2011, the Company will be required to adopt the requirements of the CICA Handbook Sections 1582, 1601 and 1602. Section 1582, which replaces the former Section 1581 with the same title, establishes new accounting standards for business combinations. Section 1601, which replaces the former Section 1600 with the same title, establishes new standards for the preparation of consolidated financial statements. Section 1602, establishes standards on accounting for non-controlling interests in a subsidiary in consolidated financial statements prepared subsequent to a business combination. The Company will be assessing the impact that these new standards will have on its financial position and results of operations in conjunction with its changeover to IFRS.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	October 31, 2009 (“Q2/10”)	July 31, 2009 (“Q1/10”)	April 30, 2009 (“Q4/09”)	January 31, 2009 (“Q3/09”)
Revenue	$-	$-	$132	$38
Loss before other income and expense	$(690)	$(714)	$(864)	$(810)
Income (loss) and comprehensive income (loss)	$(710)	$(741)	$6,713	$(1,309)
Basic and diluted income (loss) and comprehensive income (loss) per common share	$(0.00)	$(0.01)	$0.05	$(0.02)
Weighted average number of common shares outstanding	141,696	141,696	124,145	94,464

	Three months ended,
	October 31, 2008 (“Q2/09”)	July 31, 2008 (“Q1/09”)	April 30, 2008 (“Q4/08”)	January 31, 2008 (“Q3/08”)
Revenue	$28	$ -	$ -	$ -
Loss before other income and expense	$(2,848)	$(2,108)	$(2,760)	$(3,107)
Income (loss) and comprehensive income (loss)	$(3,322)	$(2,644)	$(3,244)	$(3,424)
Basic and diluted income (loss) and comprehensive income (loss) per common share	$(0.03)	$(0.03)	$(0.04)	$(0.04)
Weighted average number of common shares outstanding	94,464	94,464	94,464	94,464

The primary factors affecting the magnitude of the Company’s losses before other income and expense are summarized as follows:

▪

Q2/10 includes approximately $0.2 million in accrued government assistance repayable pursuant to the termination of the agreement under the former Technology Partnerships Canada program (see “LIQUIDITY AND CAPITAL RESOURCES – Technology Partnerships Canada Agreement” and “RESULTS OF OPERATIONS – Research and Development” below)

▪

Q2/10, Q1/10, Q4/09 and Q3/09 are lower due to the reduction in personnel in prior quarters (particularly Q2/09); and limited research and development activities during these quarters;

▪

Q2/09 is higher due to the reversal of approximately $0.3 million in government assistance receivable; the severance paid to the former President & CEO  and the severance paid or accrued for other staff including four Vice Presidents; and

▪

Q4/08 and Q3/08 are higher due to the write-downs of intangible assets (Q4/08: $0.4 million; Q3/08: $0.5 million).

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

The primary factors affecting the magnitude of the Company’s other income and expenses are summarized as follows:

▪

in Q4/09 the Company recorded a $7.8 million gain on the adjustment of the carrying value of the  convertible royalty participation units issued in May 2006; and

▪

accretion expense as follows: Q2/10 and Q1/10: <$0.1 million; Q4/09: $0.3 million; Q3/09: $0.5 million; Q2/09: $0.4 million; Q1/09: $0.6 million; Q4/08: $0.6 million; and Q3/08: $0.5 million. The lower accretion expense in Q4/09 and subsequent quarters are due to the Q4/09 adjustment of the carrying value of the convertible royalty participation units.

We have no fixed dividend policy and have not paid dividends since our incorporation. The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

See “RESULTS OF OPERATIONS” and “LIQUIDITY AND CAPITAL RESOURCES” below for additional discussion of the period variations and trends in results of operations and financial condition.

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for a description of the Company’s business, the drug candidates being developed and current program activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation, incurring significant operating losses each year, and has incurred a cumulative deficit of $139.5 million to October 31, 2009.

For Q2/10 MIGENIX incurred a loss of $0.7 million (Q2/09: loss $3.3 million) or less than $0.01 (Q2/09: loss $0.03) per common share, and for the six months ended October 31, 2009 (“YTD Fiscal 2010”), the loss is $1.4 million ($0.01 per common share) compared to a loss of $6.0 million ($0.06 per common share) for the six months ended October 31, 2008 (“YTD Fiscal 2009”). The $4.6 million decrease in the YTD Fiscal 2010 loss compared to the YTD Fiscal 2009 loss consists of: an approximate $3.6 million decrease in operating expenses (see “Operating Expenses” below); and an approximate $1.0 million decrease in accretion expense for the convertible royalty participation units (see “Other Income and Expenses” below).

Revenues

During YTD Fiscal 2010 the Company had no revenues (YTD Fiscal 2009: nominal revenues less than $0.1 million). We have the opportunity to generate revenues from: our agreement with Cutanea Life Sciences; the potential re-partnering of OmigardTM should a viable regulatory approval strategy be determined; the potential partnering of MX-2401; and our agreement with Spring Bank, however, at this time we are unable to estimate revenues (if any) over the next five financial years from them. We may earn development and commercial milestone revenue of up to US$21 million plus a single-digit percentage royalty based on net sales pursuant to our agreement with Cutanea. Additionally, we can receive from Spring Bank up to US$3.5 million in milestone payments during development of SB-9000 and royalties on net sales and sublicensing revenues. The development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs, and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

Operating Expenses

Operating expenses in Q2/10 were approximately $0.7 million (Q2/09: $2.9 million), and for YTD Fiscal 2010 were approximately $1.4 million (YTD Fiscal 2009: $5.0 million). The approximate $3.6 million decrease in YTD 2010 operating expenses compared to YTD Fiscal 2009 consists principally of a $1.8 million decrease in research and development expenses (see “Research and Development” below) and a $1.8 million decrease in general and corporate expenses (see “General and Corporate” below).

Expenses in YTD Fiscal 2010 have decreased significantly compared to YTD Fiscal 2009 due to the Company’s initiatives to reduce expenses including personnel reductions and focusing on the out-licensing of the Company’s un-partnered programs with minimal research and development activities being conducted that are not funded by partners.

Research and Development

Our research and development expenses have consisted primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. The Company currently has no salaried research and development personnel, but rather utilizes consultants including former employees (consultant fees are charged to individual programs as applicable whereas salaries and other research and development personnel expenses have not been charged to individual programs). Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

Our internal research and development costs, including personnel and facility, are used across various projects, and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us in the conduct of clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

The following table summarizes our research and development expenses(1,2) for the periods indicated:

	Three months ended October 31		Six months ended October 31
(Canadian dollars, millions)	2009	2009	2009	2008

Program Expenses
OmigardTM	$0.0	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0
Celgosivir	0.0	0.0	0.0	0.1
MX-2401(3)	0.2	0.3	0.3	0.4
Other projects	0.0	0.0	0.0	0.0
Total Program Expenses	$0.3	$0.3	$0.3	$0.5

Unattributed Expenses(3)
Personnel	$0.0	$0.9	$0.0	$1.4
Patent costs	0.1	0.1	0.2	0.3
Other	0.1	0.2	0.2	0.3
Total Unattributed Expenses	$0.2	$1.2	$0.4	$2.0

Total Research & Development Expenses	$0.4	$1.5	$0.7	$2.5

(1)

Before amortization expense, technology and license acquisition costs, and write-downs of intangibles assets.

(2)

Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

(3)

Net of government assistance.

Our former partner for the North American and European development and commercialization of OmigardTM funded the clinical, regulatory and commercialization costs related to the program from August 2004 to April 2009 and were responsible for manufacturing. OmigardTM expenses in YTD Fiscal 2010 are less than $0.1 million.

Our partner for omiganan and its analogues for dermatological indications, Cutanea, is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

Celgosivir program expenses in YTD Fiscal 2010 were less than $0.1 million.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

MX-2401 program expenses in YTD Fiscal 2010 were approximately $0.3 million inclusive of the accrual of government assistance repayable (see “LIQUIDITY AND CAPITAL RESOURCES – Technology Partnerships Canada Agreement” below).

The approximate $1.6 million decrease in the unallocated research and development costs in YTD Fiscal 2010 compared with YTD Fiscal 2009 is principally due to reductions in personnel, less research activity and lower patent costs.

At this time, we are unable to estimate with any certainty the costs we will incur in the development of our product candidates for potential commercialization. Our future research and development expenses will depend on our financial resources, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. Additionally, there are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. With product development timelines, the probability of success and development costs vary widely.

Our development expenses are currently less than they would otherwise be due to our limited financial resources and our focus on obtaining collaborations to fund the future development and commercialization of our product candidates. Our development expenses could be substantial over the next few years if we obtain more financial resources and if we decide to fund all or a portion of the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies, clinical trials and regulatory submissions, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

General and Corporate

General and corporate expenses in Q2/10 were approximately $0.2 million (Q2/09: $1.3 million) and for YTD Fiscal 2010 were approximately $0.4 million (YTD Fiscal 2009: $2.2 million). The approximate $1.8 million decrease in general and corporate expenses for YTD Fiscal 2010 compared to YTD Fiscal 2009 is principally due to: reduced personnel costs; reduced legal costs; reduced rent expense including closing of the San Diego office; and reduction in external investor relations services. Personnel costs were $0.1 million in Q2/10 (Q2/09: $0.8 million), and for YTD Fiscal 2010 were approximately $0.4 million (YTD Fiscal 2009: $1.4 million). The lower YTD Fiscal 2010 personnel costs compared to YTF Fiscal 2009 include reductions in personnel, elimination of cash compensation for directors and other cost reduction initiatives.

Amortization

Amortization expense for property and equipment was approximately $0.1 million in YTD Fiscal 2010 (YTD Fiscal 2009: $0.2 million).

Amortization expense for intangible assets was less than $0.1 million in both YTD Fiscal 2010 and YTD Fiscal 2009.

Loss on disposal/write-down of property and equipment

The loss on disposal and write-down of property and equipment in YTD Fiscal 2010 was approximately $0.1 million (YTD Fiscal 2009: <$0.1 million). The loss on disposal/write-down of property and equipment for YTD Fiscal 2010 includes an estimated $0.1 million impairment loss recorded in Q1/10 in respect of lab equipment that the Company is selling.

Other Income and Expenses

Other income and expenses include three items: (1) interest income generated from investments of the Company’s cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in May 2006 (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” below); and (3) foreign exchange gains and losses on the Company’s United States dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances (see “FINANCIAL INSTRUMENTS AND RISKS” below).

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

Interest Income

Interest income was less than $0.1 million for YTD Fiscal 2010 (YTD Fiscal 2009: <$0.1 million). Interest income is lower due to lower cash balances available for investing and lower interest rates obtained on our investments.

Accretion Expense Convertible Royalty Participation Units

Accretion expense related to the convertible royalty participation units for Q2/10 and YTD Fiscal 2010 was less than $0.1 million (Q2/09: $0.4 million; YTD Fiscal 2010: $1.0 million). The approximate $1.0 million decrease in YTD Fiscal 2010 accretion expense compared to YTD Fiscal 2009 is principally due to the Q4/09 adjustment of the carrying amount of the debt component of the convertible royalty participation units resulting from the Company’s lower estimate of the probable royalties payable to the unit holders over the royalty payment term (estimate was reduced from the maximum royalties payable of approximately $29.5 million to approximately $7.3 million). The Company will periodically review and if appropriate update its estimate of the probable royalties payable to the unit holders based on future developments in the OmigardTM program and the license agreement with Cutanea Life Sciences.

Foreign Exchange Gain/Loss

The foreign exchange loss in YTD Fiscal 2010 was less than $0.1 million (YTD Fiscal 2009: <$0.1 million).

PROPERTY & EQUIPMENT AND INTANGIBLE ASSET EXPENDITURES

Property and equipment expenditures for YTD Fiscal 2010 were $nil (YTD Fiscal 2009: <$0.1 million).

Intangible asset costs capitalized in YTD Fiscal 2010 and YTD Fiscal 2009 were $nil. Intangible assets at October 31, 2009 include acquired technology and capitalized technology license costs for the Company’s lipopeptide (MX-2401) and HBV (SB-9000) programs. The $0.3 million carrying value of these intangible assets at October 31, 2009 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS AND UNCERTAINTIES” below).

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2009, the Company had cash, cash equivalents and short-term investments of approximately $1.0 million (April 30, 2009: $2.1 million) and the Company’s net working capital was approximately $0.7 million (April 30, 2009: $1.5 million). The approximate $0.8 million decrease in net working capital from April 30, 2009 is primarily attributable to the $0.9 million in cash used in YTD Fiscal 2010 operating activities. The Company’s cash equivalents and short-term investments are invested in high-grade liquid financial instruments with maturity dates selected with respect to the expected timing of expenditures to fund operations (not to exceed three years), and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS” below).

MIGENIX has financed its operations to date primarily through the sale of equity securities. MIGENIX believes that its funds on hand at October 31, 2009, combined with sales of property and equipment (see “Other Matters”) and ongoing cost reduction measures, are sufficient to provide for operations into approximately the second quarter of calendar 2010 before funds received, if any, from existing or new license agreements, new financings, or the exercise of warrants and options.

The Company’s ability to advance its programs is constrained due to the Company’s current financial and personnel resources. The Board and management have worked to reduce our financial commitments and, where necessary, rationalize certain programs through controlled spending and increased out-licensing efforts. The Company currently plans to operate within an annual burn rate of under $1.2 million. The magnitude of future spending in the Company’s programs will be dependent on: the Company’s financial resources, personnel resources, business strategies and the licensing status of our programs. We may need to increase or decrease our annual burn rate in response to such matters. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained on satisfactory terms, or at all (see “RISKS AND UNCERTAINTIES” below).

Cash Flows

In YTD Fiscal 2010, cash used for operating activities amounted to approximately $1.1 million (YTD Fiscal 2009: $3.7 million). The approximate $2.6 million decrease in cash flows used for operating activities for YTD Fiscal 2010 compared to YTD Fiscal 2009 is principally due to the reductions in our operations as described in “Operating Expenses”.

In YTD Fiscal 2010, cash used by financing activities amounted to approximately $0.1 million relating to the payment of rights offering expenses recorded in accounts payable at April 30, 2009.

In YTD Fiscal 2010 cash used by investing activities amounted to approximately $0.45 million principally from purchases of short-term investments exceeding maturities of short-term investments, which was partially offset by approximately $0.1 million in proceeds from the sale of property and equipment as part of the downsizing of our operations.

All of our short-term investments (investments with original maturity greater than three months) are in one year GICs which can be redeemed by the Company anytime after the first 30 days without penalty. We have classified these GICs as held for trading rather than held to maturity as it is our intent to draw upon these investments prior to their maturity.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

Convertible Royalty Participation Units

During Fiscal 2007 the Company completed a financing involving a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals Inc (former OmigardTM partner) and Cutanea Life Sciences Inc (partner in the Omiganan for Dermatological Diseases program). A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA” below). In the event there are no royalties under the license agreements, there is no obligation for the Company to make any payments to the unit holders. In the event of the termination of the Cadence or Cutanea license agreements (the Cadence agreement was terminated in May 2009) and should the Company within one year thereafter enter into an agreement with a third party for similar rights, the royalties from such new agreement(s) would be included in the above determination of the royalties payable to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received, and certain other specified events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

Technology Partnerships Canada (“TPC”) Agreement

In March 2005, the Company entered into an agreement with the Government of Canada under the former Technology Partnerships Canada (“TPC”) program. TPC projects are now managed by Industry Canada’s Industrial Technologies Office (“ITO”). The ITO funding covered approximately 26% of eligible research and development costs in the Company’s MX-2401 development program up to a maximum contribution from ITO of approximately $9.3 million (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-Positive Bacterial Infections”). As of October 31, 2009 the Company had received approximately $1.1 million of ITO contributions pursuant to the ITO agreement.

We are in the final stages of terminating the ITO agreement. Pursuant to the ITO agreement the Company was required to pay royalties to ITO should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United States. Additionally, the ITO agreement provided that in the event of a default by the Company, ITO may require the Company to repay all or part of the ITO contributions received to date. As at October 31, 2009 the Company has recorded government assistance repayable of approximately $0.2 million pursuant to the termination of the agreement. This expense reflects the Company’s estimate of the fair value of $0.3 million in payments during the period commencing December 2009 and ending in March 2018 (see “Contractual Obligations and Commitments” below for a summary of the Company’s maturities including the non-discounted government assistance payments).

Convertible/Redeemable Preferred Shares

The Company has used redeemable/convertible preferred shares to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost of the transactions, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares at October 31, 2009 (see “OUTSTANDING SHARE DATA” below) represent US$5.25 million in potential future milestone payments in the lipopeptide/MX-2401 (US$575,000), polyene (US$675,000), and celgosivir (US$4,000,000) programs. During the next 12 months we estimate that no preferred shares (US$nil) could become convertible or redeemable pursuant to the achievement of certain of these milestones. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash.

As part of the intended termination of the celgosivir related license agreement (see “Celgosivir: Treatment of Viral Infections”) we will be redeeming the 4,000,000 outstanding Series D preferred shares for total consideration of US$1. On termination of the license agreement, the Company will no longer have the associated US$4,000,000 in potential future milestone payments.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

Contractual Obligations and Commitments

As at October 31, 2009, we had the following contractual obligations and commitments (1) (2) (3)(4):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (5)	50	50	-	-	-
Purchase Obligations (6)	17	17	-	-	-
Government assistance repayable(7)	300	42	51	68	139 -
Total Contractual Obligations	367	109	51	68	139

(1)

Excludes US$5.25 million in contingent milestone obligations pursuant to the preferred shares discussed in “LIQUIDITY AND CAPITAL RESOUCES – Convertible/Redeemable Preferred Shares” above and in “OUTSTANDING SHARE DATA” below.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.0 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” above).

(4)

Excludes approximately $1.2 million of potential future milestone based payments to the Company’s former President & CEO and other executives in respect of restructuring the severance requirements for such employees and salary reductions.

(5)

Includes office and lab premises lease agreements.. The leases end in December 2009. Excludes a month to month lease commencing December 15, 2009 for smaller office premises at a cost of $2,850/month.

(6)

Represents obligations under research, manufacturing, and service agreements.

(7)

Represents non-discounted repayment of government assistance (see “LIQUIDITY AND CAPITAL RESOURCES – Technology Partnerships Canada Agreement” above).

OUTSTANDING SHARE DATA

As at December 14, 2009, there are:

▪

141,695,709 (October 31, 2009 and April 30, 2009: 141,695,709) common shares outstanding;

▪

5,250,000 (October 31, 2009 and April 30, 2009: 5,250,000) convertible redeemable preferred shares outstanding consisting of 300,000 Series A, 950,000 Series B, and 4,000,000 Series D preferred shares. On the achievement of any of the pre-determined product development milestones underlying the Series A, Series B and Series D preferred shares and the Company electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,728,204 (average closing price 5 trading days prior to the conversion date, minimum price $0.29); and Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES - Convertible/Redeemable Preferred Shares” above for additional information on the Company’s preferred shares;

▪

29,465 (October 31, 2009 and April 30, 2009: 29,465) convertible royalty participation units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” above) convertible into approximately 22,039,820 (October 31, 2009 and April 30, 2009: 22,039,820) common shares. The units are convertible at any time by the holders into the Company’s common shares at 748 common shares per unit based on a adjusted conversion price of $0.40 per common share (the conversion price was adjusted for the Company’s rights offering completed March 2009; prior to the adjustment, the conversion was 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three and six months ended October 31, 2009

▪

stock options outstanding for the purchase of 7,100,523 (October 31, 2009: 7,100,573; April 30, 2009: 5,670,573) common shares at an average exercise price per common share of $0.26 (October 31, 2009: $0.26; April 30, 2009: $0.40);

▪

deferred share units outstanding that can be settled at the option of the Company by issuing up to 480,000 common shares (October 31, 2009 and April 30, 2009: 480,000), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the outstanding deferred share units based on the $0.04 closing price of the Company’s common shares on December 14, 2009 is $19,200 (October 31, 2009: $24,000 [480,000 at a price of $0.05 per common share]; April 30, 2009: $16,800 [480,000 at a price of $0.035 per common share]); and

▪

warrants outstanding for the purchase of 59,784,503 (October 31, 2009: 59,784,503; April 30, 2009: 60,668,453) common shares at a weighted average exercise price per common share of $0.24 (October 31, 2009: $0.24; April 30, 2009: $0.24), as follows:

Number of Common Shares Issuable Upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
40,913,160(1)	$0.10(1)	March 5, 2010(1)
6,318,743(1)	$0.10(1)	March 13, 2010(1)
12,430,091(2)	$0.62(2)	December 6, 2011
122,509(3)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 59,784,503	Average = $0.24(4)

(1)        Issued March 5, 2009 and March 13, 2009 as part of March 2009 rights offering. At the Company’s annual shareholder meeting being held on December 23, 2009 the Company is seeking to extend the expiry date of these warrants to June 30, 2010 and reduce the exercise price to $0.045 per common share.

(2)        Issued as part of the December 2006 bought deal public offering. As a result of the Company’s March 2009 rights offering the exchange basis of these warrants was adjusted from 1 common share per warrant to 1.2906 common shares per warrant, reducing the price per common share from $0.80 to $0.62.

(3)        These warrants were assumed by the Company as part of the acquisition of MitoKor in August 2004.

(4)        Weighted average exercise price using closing December 14, 2009 exchange rate of US$1.00 equals $1.0593.

Warrants for the purchase of 883,950 common shares at an exercise price of $0.50 per common share expired May 4, 2009 unexercised.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing held to maturity financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company also purchases goods and services in Euros. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially. The Company has incurred significant losses since inception and as at October 31, 2009 had an accumulated deficit of approximately $139.5 million. The Company’s current financial resources are not sufficient to advance its non-partnered programs, including OmigardTM, celgosivir and MX-2401. The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds equal to their carrying value or greater. The Company’s current financial resources are expected to be sufficient for operations into the second quarter of calendar 2010.

The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s or its partner’s research and development activities will result in any commercially viable products or profitability, and we may incur substantial losses over at least the next several years.

The Company received top-line Phase III clinical trial results for the Company’s most advanced program, OmigardTM in March 2009 – these results did not meet the primary endpoint of the study. In May 2009, the Company received notice to end the collaboration and license agreement in respect of the OmigardTM program. Additionally, in April 2009 the Company received notice to discontinue the option agreement in respect of the celgosivir program. The Company is currently concentrating its efforts on: (i) investigating opportunities for the OmigardTM product candidate; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) reducing expenses, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has limited personnel and financial resources with which to advance its programs. At October 31, 2009 the carrying value of the Company’s intangible assets in respect of its development programs was approximately $0.3 million. The Company may in the future determine to terminate one or more programs, or that the carrying value of one or more programs should be written down based on:

▪

termination of the program following preclinical and/or clinical testing results;

▪

inability to secure development partnership and/or funding to support the program;

▪

carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

▪

loss of license rights for failure to perform in accordance with license agreements; and/or

▪

decision not to pursue further development in the program.

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained on satisfactory terms, or at all. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX will need to further delay development work, sell or out-license certain development programs, and/or reduce other expenditures. Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: changes in our strategy to develop or out-license currently non-partnered programs; the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; the acquisition or in-licensing of any new technologies and products, and other factors not within our control.

Our risks and uncertainties are discussed in further detail in our Annual Information Form which can be found at www.sedar.com.